UNITED STATES
       SECURITIES AND EXCHANGE COMMISSION
                WASHINGTON, DC 20549
                    SCHEDULE 13G

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b)(c)AND (d) AND AMENDMENTS THERETO FILED
             PURSUANT TO RULE 13d-2(b)
                 (Amendment No.  )

               FINANCIAL FEDERAL CORP
                  (Name of Issuer)


                   COMMON STOCK
          (Title of Class of Securities)

                    317492106
                  (CUSIP Number)

              Basso Securities Ltd.
             1281 East Main Street
          Stamford, Connecticut 06902
                 (203) 324-8400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

                -with copies to-

               Stephen M. Schultz
        Kleinberg Kaplan Wolff & Cohen, P.C.
           551 Fifth Avenue - 18th Floor
               New York, NY  10176

                   July 18,2002
(Date of Event Which Requires Filing of this Statement)



Check the following box to designate the rule pursuant to which this Schedule is filed:

 	Rule 13d-1(b)
 X    Rule 13d-1(c)
	Rule 13d-1(d)

The information required in the remainder of this cover page shall be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act .


CUSIP No. 317492106

1. Name of Reporting Person I.R.S. Identification Nos. of
Above Persons (entities only)

 Basso Securities Ltd.

2. Check the Appropriate Box If A Member Of A Group
(See Instructions)

(a)
(b)

3. SEC Use Only

4. Citizen Or Place Of Organization:  Delaware

Number of Shares Beneficially Owned by Each Reporting
Person With:

5. Sole Voting Power
0

6. Shared Voting Power
$28,280,000 principal amount of corporate bonds convertible into 937,782 shares of common stock

7. Sole Dispositive Power
0

8. Shared Dispositive Power

$28,280,000 principal amount of corporate bonds convertible into 937,782 shares of common stock

(Basso Securities Ltd. has entered into an Advisory Services
Agreement with DKR Management Company Inc. (DKRMCI) a registered investment adviser, to act as the portfolio manager to certain funds managed by DKRMCI. As such, DKRMCI and Basso Securities have shared dispositive and voting power over the securities.)

9. Aggregate Amount Beneficially Owned by Each Reporting
Person

$28,280,000 principal amount of corporate bonds convertible into 937,782 shares of common stock

10. Check if the Aggregate Amount in Row (9) Excludes
Certain Shares (See Instruction)

11. Percent of Class Represented by Amount in Row 9
5.30%

12. Type of Reporting Person (See Instructions) CO

CUSIP No. 317492106

Item 1:	Security and Issuer

1(a) 	Name of Issuer
Financial Federal Corp.

1(b)	Address of Issuer's Principal Executive Offices

733 Third Avenue
New York, NY 10017
United States

Item 2:	Identity and Background

2(a)	Name of person Filing:
Basso Securities Ltd.

2(b)	Address of Principal Business Office or, if none,
Residence:

The address of the reporting person is:
1281 East Main Street
Stamford, CT 06902

2(c)	Citizenship/ Corporation organized
Delaware, USA

2(d)	Title of Class of Security
Common Stock

2(e)	Cusip Number
317492106


Item 3: If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or 13d-2(c) promulgated under the Securities Exchange
Act of 1934, check whether the filing is a:

CUSIP No. 317492106

a. Broker or Dealer registered under Section 15 of the Act,
b. Bank as defined in Section 3(a)(6) of the Act,
b. Insurance Company as defined in Section 3(a)(19) of the Act,
c. Investment Company registered under Section 8 of the Investment Company Act,
d. Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E),
e. Employee Benefit Plan, or Endowment Fund in accordance with Rule 13d-1(b)(ii)(F),
f. Parent Holding Company or Control Person, in accordance with Rule 13d-1(b)(ii)(G); (Note: see Item 7)
g. A saving association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)
h. A church plan that is excluded form the definition of an investment company under section 3(c)(14) of the Investment
Company Act of 1940;
j. Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4:	Ownership

4(a)	Amount Beneficially Owned
An aggregate amount of 937,782 shares of common stock were beneficially owned by Basso Securities Ltd., as an advisor
(portfolio manager) to certain funds managed by DKR Management
Company Inc. (DKRMCI). Basso Securities Ltd. disclaims beneficial ownership of the holdings reported herein.

4(b)	Percent of Class

5.30%

(The percentage was calculated by dividing 937,782 shares of common stock by 17,707,782 (which represents the sum of 16,770,000 (shares outstanding based on the latest information provided by Bloomberg) and 937,782 (the shares of common stock that would be received upon conversion of the corporate bonds)).

4(c) 	Number of shares as to which the person has

(i) Sole Power to vote or to direct the vote
0

(ii)	Shared power to vote or to direct the vote

$28,280,000 principal amount of corporate bonds convertible into 937,782 shares of common stock




(iii)	Sole power to dispose or to direct the disposition of
0

(iv) Shared power to dispose or to direct the disposition of $28,280,000 principal amount of corporate bonds convertible into 937,782 shares of common stock

(Basso Securities Ltd. has entered into an Advisory Services Agreement with DKR Management Company Inc. (DKRMCI) a registered investment adviser, to act as the portfolio manager to certain funds managed by DKRMCI. As such, DKRMCI and Basso Securities have shared dispositive and voting power over the securities.)

Instruction:
For computation regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

Item 5:	Ownership of Five Percent or less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following

Instruction: Dissolution of a group requires a response to this item.

Item 6:  	Ownership of More than Five percent on Behalf of
Another Person.

Basso Securities Ltd. has entered into an Advisory Services Agreement with DKR Management Company Inc. (DKRMCI), a registered investment adviser, to act as the portfolio manager to certain funds managed by DKRMCI. As such, DKRMCI, the investment advisor to the funds managed by Basso Securities Ltd., has more than a five percent interest in the security and has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such security.

Item 7: 	Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on By the Parent
Holding Company.

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

Not Applicable




Item 8:	Identification and Classification of Members
of the Group.

If a group his filed this schedule pursuant to Rule 13d-1(b)
(ii)(H), so indicate under item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

Not Applicable


Item 9:	Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of he group, in their individual capacity. See item 5.

Not Applicable

Item 10:	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	July 29, 2002


____________________________
Signature

Howard I. Fischer
President